PATTON BOGGS LLP
2001 Ross Avenue, Suite 3000
Dallas, Texas 75201
November 16, 2006
Mail-Stop 4561
Via facsimile and Federal Express
Chris Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc.
Form S-3
File No. 333-138207
Filed October 25, 2006
Ladies and Gentlemen:
     This letter sets forth the responses of Texas Capital Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 16, 2006 (the “Comment Letter”), with respect to the Registration Statement (File No. 333-138207) on Form S-3 (the Registration Statement”) that we originally filed on October 25, 2006. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.
General
1.	Confirm to the staff that the audited balance sheets filed as part of the 2005 Form 10-K for the Company, includes the 16,361 shares as being outstanding.

Response: The Company confirms to the staff that the audited balance sheets filed as part of the 2005 Form 10-K for the Company includes the 16,361 shares as being outstanding.
Questions and Answers, page ii
2.	Revise the first full Q&A on page iii to delete the reference that selling into the market will yield a higher payment. Instead, refer them to the “Our Rescission Offer” and “Background” section thereof for the price they would receive from the Company and tell them to compare that amount with the current market price which may change daily. Make a similar change to the last paragraph under “Rescission Offer and Price” on page 11.

Response: The Registration Statement has been revised accordingly.
Our rescission Offer
Rescission Offer and Price, page 10
3.	Revise the Table at the top of page 10 to add another column with a heading similar to, “Estimate of What Company will pay per share” and include in the column, for each state listed, the calculated amount including interest.

Response: We have included another column with a heading “Payment Per Share” listing for each state the calculated amount including interest.
     Page proofs are attached for your review and will be included in the prospectus of the Company to be filed pursuant to Rule 424(b).
     We have previously furnished on behalf of the Company a request for acceleration of the effective date of the Registration Statement to 10:00 a.m., Washington, D.C. time, on Friday, November 17, 2006.
     If you have any further questions or comments, please contact me at (214) 758-6630 or (214) 641-3698 (cell).

Sincerely,
/s/ Norman R. Miller
Norman R. Miller

cc:	Mr. Michael Clampitt
Staff Attorney

Peter Bartholow
Chief Financial Officer
Texas Capital Bancshares, Inc.

Julie Anderson
Controller
Texas Capital Bancshares, Inc.

Ryan Mitchell, Esq. (of the firm)

If you sold the shares at a loss, and accept our rescission offer, we will pay an amount equal to the initial price paid per share, less the proceeds from the sale of such shares, plus interest at the current statutory rate per year based on your state of residence when you purchased your shares. Interest will be paid on (i) the amount originally paid for the shares from the date of purchase until the date of sale, and (ii) on the loss realized from the date of sale through the date the rescission offer expires. Interest will accrue on a monthly basis. As an example, assuming the rescission offer expires on December 15, 2006, if you purchased 100 shares of our common stock on June 30, 2005 at a per share price of $18.38, subsequently sold those shares on October 31, 2005 for $17.38 per share, and you accept our rescission offer, you would receive:
•	The original purchase price (100 x $18.38) = $1,838.00

•	Minus proceeds of the October 31, 2005 sale (100 x $17.38) = $1,738.00

•	Plus interest for 4 months calculated at 8% per year on $ ($1,838.00 x 0.08 x 0.333) = $48.96 or $.49 per share

•	Plus interest for 13.5 months at 8% per year on $100.00 loss from the October 31, 2005 sale ($100 x 0.08 x 1.125) = $9.00 or $.09 per share

•	For a total of $157.96.

Acceptance of the rescission offer may result in federal income tax consequences to the stockholder. See “U.S. Federal Income Tax Consequences.”
Q: Does the current market price affect my decision?
A: Yes, if you continue to hold shares subject to the rescission offer, our current market price as quoted on Nasdaq will affect the economics of your decision to accept or reject this rescission offer. The rescission offer is $18.38 per share for shares purchased on June 30, 2005. On November 13, 2006, the last reported sale price for our common stock on Nasdaq was $20.44 per share. See “Our Rescission Offer” and “Background” for information on the total amount which you would receive from the Company for your shares if you accept the rescission offer and compare that amount with the current market price, which may change daily. For those that previously sold shares subject to this rescission offer at a loss, the current market price of the Company shares on Nasdaq will not affect your decision to accept or reject this rescission offer.
Q: What if I already sold some or all of my shares subject to the rescission offer?
A: If you have since sold some or all of your shares subject to the rescission offer, you will still be entitled to receive the full amount that you paid for those shares plus interest on such amount at the applicable annual state interest rate, but less any amounts you previously received when you sold those shares. If you have already received more for those shares than you would otherwise be entitled to under the rescission offer, you will not be entitled to receive any payment under the rescission offer.
Q: Have any officers, directors or five percent stockholders advised TCBI whether they will participate in the rescission offer?
A: None of our officers or directors is eligible to participate in this offer.
Q: If I do not accept the offer now, can I sell my shares?
A: If you do not accept the rescission offer, you can sell the shares of common stock you hold that were subject to the rescission offer without limitation as to the number or manner of sale, unless you are an affiliate of TCBI within the meaning of Rule 144 or Rule 145 or you are subject to TCBI Insider Trading Policy requirements or any other transfer restrictions entered into with respect to your shares.
Q: What do I need to do now to accept or reject the rescission offer?
A: To accept or reject the rescission offer, you must complete and sign the accompanying Rescission Election Form and return it to Texas Capital Bancshares, to the attention of Ms. Lynett Rogers, 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201, as soon as practical but in no event later than 5:00 P.M., Dallas, Texas time, on December 15, 2006,
 iii

USE OF PROCEEDS
  We will not receive any proceeds from the rescission offer.
OUR RESCISSION OFFER
Background
     We are offering to repurchase 16,361 shares of our common stock from 144 stockholders who received options for those shares under our 2000 Employee Stock Purchase Plan, which we refer to as our “ESPP,” that may not have been exempt from registration or qualification under the Securities Act of 1933 (“Securities Act”). In December 2005, we discovered that we had inadvertently sold 16,361 shares of our common stock to our employees in excess of the 160,000 shares of common stock authorized to be issued under the ESPP. As a result, we may have failed to comply with the registration or qualification requirements of the federal securities law.
     The following table sets forth the number of purchasers, purchase price and interest from the date of purchase (June 30, 2005) through the date the rescission offer expires (December 15, 2006) for each state:

	No. of Purchasers	No. of Shares	Rescission Purchase Price	Interest Rate Per State	Total Interest Payment Per State	Total Rescission Payment	Payment Per Share
Arizona	1	136	$2,500	10%	$365	$2,865	$21.06
Connecticut	1	65	1,195	6	105	1,300	20.00
Mississippi	1	2	37	6	3	40	20.00
Nevada	2	81	1,489	12	261	1,750	21.60
Tennessee	1	98	1,801	10	263	2,064	21.06
Texas	137	15,918	292,573	8	34,133	326,706	20.52
Utah	1	61	1,121	12	196	1,317	21.59

Total:	144	16,361	$300,716		$35,326	$336,042

     The 16,361 shares represent less than one-tenth of one percent of the 25,638,219 shares of common stock outstanding at June 30, 2005. At December 31, 2005, there were 25,771,718 shares of common stock outstanding. At June 30, 2005, our stockholders had approved stock-based compensation and employee stock purchase plans that collectively covered approximately 4,271,165 shares of common stock. The 16,361 shares sold in excess of the shares authorized under our ESPP represent less than one percent of the 4,271,165 shares of common stock covered by such plans.
     Due to a number of factors, including the small number of shares sold in excess of those authorized by our ESPP, the number of shares sold as compared to the total amount of common stock outstanding, the number of shares sold as compared to the total amount of common stock subject to plans that had been approved by our stockholders, and sale of the excess shares for 85% of the then current market price of the common stock, we determined that the sale of these shares was not a material event.
     Following the discovery of the accidental sale of shares in excess of those authorized by our ESPP, our board of directors terminated our ESPP on December 30, 2005. No shares were issued subsequent to December 31, 2004 under the ESPP.
     This offer is being made to 144 stockholders who purchased common stock on June 30, 2005, which we refer to as the “Offering Date.” We used the proceeds from these sales for general corporate purposes. Our current executive officers and directors who did participate in the ESPP will not participate in the rescission offer.
     Our Board of Directors has approved this rescission offer in order to limit any contingent liability we may have as a result of possible noncompliance with applicable federal registration requirements in connection with the offer or sale of common stock from our ESPP. Generally, the statute of limitations for non-compliance with the requirement to register securities under the Securities Act is one year. By making this rescission offer, we are not waiving any applicable statutes of limitations.
Rescission Offer and Price
     Because the sale of our common stock to stockholders who received options under the ESPP, as described above, may not have complied with the federal securities laws the purchasers of those shares may be able to assert claims against us. In an effort to reduce the risk of claims being made against us in the future or if made, the amount of potential liability, we are offering to rescind the purchase of these shares. Our rescission offer is not a waiver by us of any valid defenses to a claim that we violated the federal securities laws. If our rescission offer is accepted in full, the aggregate purchase price, excluding interest, is estimated to be approximately $18.38. In the event the rescission offer is accepted in full or in part, we do not believe our business or financial condition would be materially adversely affected. In addition, we do not believe acceptance would have a material impact on the market value of our remaining securities.
     If you continue to hold shares subject to this rescission offer, and you accept our rescission offer, we will repurchase the shares at the initial price per share paid, plus interest at the current statutory rate per year, from the date of purchase through the date the rescission offer expires. Interest will accrue on a monthly basis. The legal rates of interest for the repurchase of shares will be based on your state of residence when you purchased your shares. These rates are as follows:
State (Interest Rate):
Arizona (10%)
Connecticut (6%)
Mississippi (6%)
Nevada (12%)
Tennessee (10%)
Texas (8%)
Utah (12%)
     If you sold the shares subject to this rescission offer at a loss, and accept our rescission offer, we will pay an amount equal to the initial price paid per share, less the proceeds from the sale of such shares, plus interest at the current statutory rate per year, from the date of purchase through the date the rescission offer expires. For eligible shares sold prior to this rescission offer, interest will be paid on (i) the amount originally paid for the shares from the date of purchase until the date of sale, and (ii) on the loss realized from the date of sale through the date the rescission offer expires. In both situations, interest will accrue on a monthly basis. The repurchase price for shares subject to this rescission offer is $18.38 per share for purchases made on June 30, 2005.
     Federal law does not mandate that interest be paid in this rescission offer nor does it provide a specific interest rate to be used in this regard. However, most states require interest be paid in connection with offerings comparable to our rescission offer at defined statutory rates.
     The above discussion relates primarily to your potential rescission rights and does not address in detail the antifraud provisions of applicable federal securities laws or rights under state securities laws, common law or equity. The purchases subject to this rescission offer were made by residents of Arizona, Connecticut, Mississippi, Nevada, Tennessee, Texas and Utah. We believe that all sales of shares of our common stock which are the subject of this rescission offer were exempt from registration or qualification under the laws of such states and that no violation of state securities laws occurred in connection with such sales. Furthermore, we believe that this rescission offer is exempt from registration under the laws of such states and thus need not comply with the laws of such states regulating such offers. Thus, we do not make any representation as to the compliance of this rescission offer with state law. However, under state law, acceptance or rejection of the rescission offer may preclude you from maintaining an action against us in connection with the shares of common stock purchased at the Offering Date. You may wish to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the rescission offer.
     While no assurance can be given as to the level at which the common stock will trade in the future, persons entitled to our rescission offer should consider that on November 13, 2006, the closing sale price for our common stock was more than $18.38 per share. Persons entitled to our rescission offer are urged to obtain current quotations of the market price of our common stock on the Nasdaq National Market, under the symbol, “TCBI.”
     See “Our Rescission Offer” and “Background” for information on the total amount which you would receive from the Company for your shares if you accept the rescission offer and compare that amount with the current market price, which may change daily.
Acceptance
  You may accept our rescission offer, either in whole or in part by:
•	completing and signing the Rescission Election Form accompanying this prospectus, and

•	if you have physical possession of stock certificates purchased from the ESPP at the Offering Date, delivering the certificates representing the shares being repurchased to us on or before 5:00 P.M., Dallas, Texas time, on December 15, 2006.

11